                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ] No [X]

DEUTSCHE BANK PUBLISHES INTERIM REPORT FOR PERIOD ENDED SEPTEMBER 30, 2005

This Report on Form 6-K contains portions of Deutsche Bank AG's Interim Report as of September 30, 2005. This Report on Form 6-K is not intended to be incorporated by reference into Registration Statements on Form S-8 filed by Deutsche Bank AG under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 28, 2005
                                      By: /s/ Krekeler
                                          --------------------------------
                                      Name: Hans-Dirk Krekeler
                                      Title: General Counsel to the
                                                Board of Managing Directors

                                      By: /s/ Anthony Di Iorio
                                          --------------------------------
                                      Name: Anthony Di Iorio
                                      Title: Group Controller

DEUTSCHE BANK INTERIM REPORT AS OF SEPTEMBER 30, 2005

DEUTSCHE BANK - THE GROUP AT A GLANCE

                                                                                      Nine months ended
                                                                                ---------------------------
                                                                                SEP 30, 2005   Sep 30, 2004
                                                                                ------------   ------------
Share price at period end                                                       (euro) 77.82   (euro) 57.87
Share price high                                                                (euro) 78.50   (euro) 77.77
Share price low                                                                 (euro) 60.90   (euro) 52.37
Basic earnings per share                                                         (euro) 6.52    (euro) 4.55
Diluted earnings per share(1)                                                    (euro) 5.95    (euro) 4.13
Average shares outstanding, in m., basic                                                 466            500
Average shares outstanding, in m., diluted                                               506            539
Return on average total shareholders' equity (after tax)                                14.9%          10.9%
Adjusted return on average active equity (after tax)                                    18.4%          12.7%
Pre-tax return on average total shareholders' equity                                    24.8%          17.9%
Pre-tax return on average active equity                                                 27.6%          19.7%
Cost/income ratio                                                                       72.1%          75.4%

                                                                                in (euro) m.   in (euro) m.
Total revenues                                                                        19,102         16,605
Provision for loan losses                                                                256            361
Total noninterest expenses                                                            13,771         12,516
Income before income tax expense and cumulative effect of accounting changes           5,075          3,728
Net income                                                                             3,042          2,277
Underlying revenues                                                                   18,439         16,157
Provision for credit losses                                                              252            282
Operating cost base                                                                   13,268         12,481
Underlying pre-tax profit                                                              4,886          3,389
Underlying pre-tax return on average active equity                                      26.6%          17.9%
Underlying cost/income ratio                                                            72.0%          77.2%

                                                                                SEP 30, 2005   Dec 31, 2004
                                                                                in (euro) bn.  in (euro) bn.
Total assets                                                                             972            840
Loans, net                                                                               146            136
Shareholders' equity                                                                    30.0           25.9
BIS core capital ratio (Tier I)                                                          9.0%           8.6%
                                                                                      Number         Number
Branches                                                                               1,576          1,559
   thereof in Germany                                                                    834            831
Employees (full-time equivalent)                                                      63,751         65,417
   thereof in Germany                                                                 26,741         27,093
Long-term rating
   Moody's Investors Service, New York                                                   Aa3            Aa3
   Standard & Poor's, New York                                                           AA-            AA-
   Fitch Ratings, New York                                                               AA-            AA-

The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 39 and 40 of this report.

(1) Including numerator effect of assumed conversions. The effect for the nine months ended September 30, 2005 and September 30, 2004 was (euro) (0.06) and (euro) (0.09), respectively.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

DISCUSSION OF RESULTS

      Deutsche Bank reported income before income taxes of (euro) 1.9 billion for the third quarter 2005, up 87% versus the third quarter 2004. This includes restructuring expenses of (euro) 156 million and a gain of (euro) 337 million on the sale of shares in DaimlerChrysler AG. For the first nine months, income before income taxes rose 36% to (euro) 5.1 billion. Net income rose 46% to (euro) 1.0 billion in the third quarter and 34% to
      (euro) 3.0 billion in the first nine months. Pre-tax return on average active equity was 29% for the third quarter and 28% for the first nine months. Before restructuring expenses and the gain from the sale of DaimlerChrysler AG shares, pre-tax return on average active equity was 26% for the quarter and 28% for the first nine months. Diluted earnings per share rose 48% to (euro) 1.89 in the third quarter and 44% to (euro) 5.95 for the first nine months.

      GROUP HIGHLIGHTS

      Net revenues for the third quarter were (euro) 6.6 billion, up 31% versus the third quarter 2004. The gain on the sale of shares in DaimlerChrysler AG accounted for seven percentage points of this increase. Total Sales and Trading revenues were (euro) 2.9 billion, up 56%, our best result ever for a third quarter. Revenues from Sales and Trading (Equity) were up 155% to
      (euro) 1.0 billion, while revenues from Sales and Trading (Debt and other products) rose 29% to (euro) 1.9 billion. Origination and Advisory revenues rose 25% to (euro) 571 million, our best result in eleven quarters. Within Private Clients and Asset Management (PCAM), revenues rose 11% versus the third quarter 2004 to (euro) 2.2 billion, driven in part by revenue growth of 19% in Asset and Wealth Management. For the first nine months of 2005, Group net revenues rose 15% versus the prior year period to (euro) 19.1 billion.

            Provision for credit losses, which includes provisions for both loan losses and off-balance sheet exposures (the latter reported in noninterest expenses), was (euro) 91 million in the third quarter, compared to (euro) 80 million in the second quarter and (euro) 58 million in the third quarter 2004. For the first nine months of 2005, provision for credit losses was (euro) 252 million, down 11% versus the prior year period. Problem loans at the end of the third quarter were (euro) 4.3 billion, down from (euro) 4.6 billion at the end of the second quarter 2005. The ratio of problem loans to loans was 2.9% at the end of the third quarter, the lowest for five years, and down from 3.2% at the end of the second quarter. The coverage ratio was 49% at the end of both the third and second quarters of 2005. These favourable developments reflect tight credit risk management, the quality of the loan book and positive results of workout processes.

            Noninterest expenses for the quarter were (euro) 4.7 billion, an increase of 17% over the third quarter 2004. In the current quarter, noninterest expenses included restructuring expenses of (euro) 156 million. For the first nine months of 2005, noninterest expenses, including restructuring expenses of (euro) 440 million, were (euro) 13.8 billion, compared to (euro) 12.5 billion in the same period of 2004. The operating cost base, which excludes restructuring expenses and other items, was (euro) 4.5 billion for the third quarter 2005, up 13% versus the third quarter 2004. Within the operating cost base, compensation and benefits costs rose 18%, driven by a rise in performance-related compensation, reflecting strong business results. Non-compensation costs rose 6%, driven by additions to provisions for legal exposures related to historical events. Without these litigation expenses, non-compensation expenses would have been essentially unchanged from the third quarter 2004, despite higher business volumes. For the first nine months, the operating cost base was (euro) 13.3 billion, up 6% versus the same period last year. Compensation and benefits costs rose 10% from the prior year period, while non-compensation costs were essentially unchanged. The development of the operating cost base reflects sustained cost discipline and benefits of the Business Realignment Program.

            Income before income taxes for the quarter was (euro) 1.9 billion, up 87% from the third quarter 2004. This included restructuring expenses of (euro) 156 million and a gain of (euro) 337 million on the sale of shares in DaimlerChrysler AG. Pre-tax return on average active equity was 29% for the quarter. The gain on the sale of shares in DaimlerChrysler AG, partially offset by restructuring expenses, had a net positive impact on this ratio of three percentage points. For the first nine months of 2005, income before income taxes was (euro) 5.1 billion, after restructuring expenses of (euro) 440 million, a rise of 36% from the prior year period. For the first nine months, reported pre-tax return on average active equity was 28%. Before restructuring expenses and the gain on the sale of DaimlerChrysler AG shares, pre-tax return on average active equity for the first nine months was also 28%. This compares to our published target of 25% for the full year 2005.

            Net income for the third quarter 2005 was (euro) 1.0 billion, up 46% versus the third quarter of 2004. The after-tax contribution of the sale of shares in DaimlerChrysler AG was (euro) 37 million, which was more than offset by the negative post-tax impact of restructuring expenses of (euro) 97 million. For the first nine months of 2005, net income was (euro) 3.0 billion, up 34% versus the same period in 2004.

            The effective tax rate for the quarter was 47%, including the effect of tax reversal on the gain on the sale of shares in DaimlerChrysler AG. Excluding the tax reversal effect, the effective tax rate was 31%. For the first nine months, the effective tax rate was 40%, or 34% excluding tax reversal effects.

            Diluted earnings per share for the quarter were (euro) 1.89, up 48% versus (euro) 1.28 in the third quarter 2004. For the first nine months of 2005, diluted earnings per share were (euro) 5.95, up 44% versus (euro)
      4.13 in the same period last year.

            The Tier I capital ratio at the end of the quarter was 9.0%, compared to 9.1% at the end of the second quarter, and thus remained at the top of the bank's 8-9% target range. In the third quarter, we repurchased 2.5 million shares for a total consideration of (euro) 184 million. Under the authorization of the last Annual General Meeting, we have the capacity to repurchase up to a total of 54.8 million shares.

            The Business Realignment Program continued to progress during the quarter. All organizational alignments have been substantially completed, and personnel measures are proceeding on schedule. The original forecasts for headcount savings, cost savings and costs to achieve remain in place.

      BUSINESS SEGMENT REVIEW

      CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

      CIB reported underlying pre-tax profit of (euro) 1.3 billion in the third quarter 2005, a significant increase of 136% from the same period last year. Income before income taxes, which additionally reflects restructuring charges of (euro) 54 million in the third quarter 2005, increased from (euro) 557 million to (euro) 1.3 billion.

            Revenues of (euro) 4.1 billion in the third quarter 2005 increased 41% from the same period in 2004. Our Sales and Trading businesses benefited from strong customer demand for capital markets products, which remained high throughout the traditionally slower months of July and August. We continued to extend our franchise in structured products. Risk magazine ranked Deutsche Bank as the world's leading derivatives liquidity provider in its annual survey of inter-dealer brokers. Our Origination and Advisory businesses also performed strongly, reflecting greater activity and increased market share in equity underwriting and M&A.

            Sales and Trading (Debt and other products) generated revenues of
      (euro) 1.9 billion in the third quarter 2005, an increase of 29% over the third quarter 2004 and a record third quarter performance. Structured products grew strongly, driven above all by a very strong performance in Credit Derivatives, reflecting a significant recovery in customer activity after the difficult conditions in credit markets during the second quarter. Foreign Exchange registered substantial year-on-year growth, reflecting healthy market volumes in foreign exchange markets, a stable interest rate environment and continued product innovation. Emerging Markets Debt also sustained strong growth, driven by success in both Emerging Europe and Latin America. Distressed Products' revenues were considerably higher, reflecting good progress in providing high-value, customized workout solutions for clients.

            Sales and Trading (Equity) generated revenues of (euro) 1.0 billion, an increase of 155% versus the third quarter 2004. All business lines saw significant revenue growth. Global Equity Derivatives grew very strongly, reflecting high levels of client demand and our strong position in a fast-developing product. Cash equities also grew strongly on the back of high market volumes, positive outlooks in major stock indices and strong primary equity activity, notably in Europe. Prime Services took full advantage of positive market conditions for stock lending and financing customer balances. Proprietary trading recovered strongly from the levels of the third quarter 2004 against the background of favourable equity markets, and we continue to focus on selective trading opportunities. Despite strong growth in total equity sales and trading revenues, overall equity risk positions saw comparatively modest increases.

            Origination and Advisory generated revenues of (euro) 571 million in the third quarter, an increase of 25% over the third quarter 2004. Revenues in Origination rose 23% to (euro) 424 million, reflecting strong primary equity markets, particularly in Europe, and a strong recovery in global high-yield markets compared to the second quarter. Advisory revenues rose 28%, as rising levels of corporate activity drove M&A volumes. In this positive environment, we were able to make substantial gains in our share of the fee pool for these products, as measured by analysis of Dealogic data. In Europe, we doubled our share of the fee pool compared to the third quarter 2004, and were ranked No. 1 by deal volume in European investment banking in the first nine months of 2005, having advisory roles in a large number of the leading M&A transactions.

            Loan Products generated revenues of (euro) 240 million for the third quarter, an increase of 7% over the third quarter 2004. The increase was driven by mark-to-market valuation changes on our credit risk hedge positions. Credit spreads have tightened since the second quarter 2005 but still remain wider than those experienced at the end of the third quarter 2004. The development of Loan Product revenues reflects ongoing selective credit allocation in our corporate business as well as a low level of demand.

            Transaction Services generated revenues of (euro) 494 million in the third quarter, an increase of 7% over the third quarter 2004. We took advantage of strong volumes in securities markets during the quarter. Revenues in core businesses performed strongly, particularly Trust and Securities Services, including Asset-Backed Securities and Mortgage-Backed Securities, and in Trade Finance. We also maintained our leading position as a provider of Global Cash Management services to financial institutions.

            Provision for credit losses was (euro) 5 million in the quarter, and thus remained at the very low levels achieved in the first and second quarters of 2005. The sustained low level of provision for credit losses reflected the quality of our corporate loan book and further releases from workouts.

            For the third quarter of 2005 CIB's operating cost base was (euro)
      2.7 billion, an 18% increase from the comparable period last year, largely reflecting the impact of performance-related compensation in line with the improved results. Noninterest expenses were (euro) 2.8 billion in the third quarter 2005 (including a restructuring charge of (euro) 54 million related to the Business Realignment Program) and (euro) 2.3 billion in the third quarter 2004.

      PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

      PCAM generated underlying revenues of (euro) 2.1 billion in the quarter, up 10% compared to the third quarter 2004. Provision for credit losses was
      (euro) 91 million, an increase of (euro) 36 million, while the operating cost base for the quarter increased 2% to (euro) 1.6 billion. As a result, underlying pre-tax profit increased 34% to (euro) 461 million compared to
      (euro) 344 million in the third quarter 2004. Income before income taxes was (euro) 410 million and included, in addition to underlying pre-tax profit, restructuring charges of (euro) 100 million and net gains of
      (euro) 49 million from the sale of businesses. This compares to income before income taxes of (euro) 362 million in the third quarter 2004, which included a gain of (euro) 19 million from the sale of businesses.

            PCAM's invested assets attributable to continued businesses increased by (euro) 21 billion to (euro) 856 billion at the end of the quarter, mainly due to market appreciation. This increase was offset by a
      (euro) 56 billion decline in invested assets of businesses sold/held for sale, which were thereby reduced to (euro) 18 billion at the end of the quarter. This decline was due mainly to the partial sale of our U.K.-based Asset Management (AM) businesses on September 30, 2005. The remaining invested assets related to this transaction are scheduled to be transferred to the buyer in the fourth quarter 2005. Overall, PCAM's invested assets decreased by (euro) 35 billion to (euro) 874 billion at the end of the quarter.

      Asset and Wealth Management Corporate Division (AWM)

      In July 2005, AM announced the sale of a substantial part of its U.K.- and Philadelphia-based business to Aberdeen Asset Management PLC. The first tranche of the transaction closed on September 30, 2005 and included the U.K.-based institutional Equity, Fixed Income, Global Equity and Multi-Asset businesses and the retail DWS business. The remaining tranche, covering the business with U.S.-domiciled clients managed out of the U.K. and Philadelphia, is expected to close in the fourth quarter 2005.

            Underlying revenues were (euro) 962 million in the quarter, an increase of 16% over the third quarter 2004. Revenues from Portfolio/fund management (AM) increased by (euro) 48 million reflecting higher performance fees and continued net asset inflows in Continental Europe and in the Real Estate business. Brokerage revenues in Private Wealth Management (PWM) increased by (euro) 34 million compared to the third quarter 2004 driven by higher client activity and continued strong demand for high value-added products. PWM's revenues from Loan/deposit products increased by (euro) 10 million due to higher volumes.

            Reported revenues from Other Products in AWM were (euro) 119 million in the third quarter and included a gain of (euro) 54 million from the sale of the first tranche of our U.K.-based AM businesses. This gain, net of (euro) 12 million in operating costs related to this transaction, was excluded from underlying revenues and underlying pre-tax profit. Also included in Other Products' revenues was (euro) 21 million from a release of reserves from prior years deemed no longer necessary.

            AWM's operating cost base was (euro) 742 million in the quarter, an increase of 3% over the third quarter 2004. The increase was mainly due to the disposal-related costs of (euro) 12 million mentioned above and higher incentive-based compensation expenses due to performance improvements.

            Underlying pre-tax profit was (euro) 207 million in the quarter, an increase of 106% from the third quarter 2004. This significant performance improvement reflected three factors: progress on the reorganization of our AM business, continued build-up of our PWM platform, and increased client activity in a more favourable capital market environment.

      Private and Business Clients (PBC)

      Underlying revenues were (euro) 1.2 billion in the quarter, an increase of 5% compared to the third quarter 2004. A (euro) 57 million increase in revenues from Brokerage products reflected ongoing successful placements of investment products as well as increased transaction-based flow revenues. Revenues from Loan/deposit products were essentially unchanged compared to the third quarter 2004, as loan volume increases were offset by lower deposit margins in a challenging competitive environment, especially in Germany. Within Payments, account & remaining financial services, revenues from insurance brokerage almost reached the high level of the third quarter 2004.

            Revenues from Other Products in PBC were (euro) 80 million in the quarter, and included a gain of (euro) 8 million related to the sale of our private banking business in the Netherlands. This gain was excluded from underlying revenues.

            Provision for credit losses was (euro) 91 million in the quarter,
      (euro) 34 million higher than in the third quarter 2004, partly due to profitable growth in our loan book, especially in the consumer portfolio.

            The operating cost base was (euro) 835 million, an increase of only
      (euro) 9 million, or 1%, compared to the third quarter 2004, despite investments in growth initiatives. As a result, when combined with the increased underlying revenues, PBC achieved its best ever underlying quarterly cost/income ratio.

            PBC's underlying pre-tax profit was (euro) 254 million in the quarter, an increase of 4% over the third quarter 2004 and in line with the strong performance of previous quarters. Increased revenues offset higher provision for credit losses and charges for targeted growth initiatives in European and key emerging markets. During the quarter, PBC continued the expansion of its branch network in Poland and, in October, announced an investment in, and a cooperation agreement with, Hua Xia Bank in China, as well as an expansion into branch banking in India. In Germany, PBC announced an exclusive sales agreement with ADAC (Germany's and Europe's largest automobile club with more than 15 million members), launched a loan program specifically tailored for students, and further expanded its mobile sales force network.

      CORPORATE INVESTMENTS GROUP DIVISION (CI)

      CI reported an underlying pre-tax loss of (euro) 33 million in the third quarter 2005, an improvement of (euro) 28 million over the third quarter 2004. CI's income before income taxes, which reflects several items that are excluded from underlying results, was (euro) 375 million in the third quarter 2005 compared to (euro) 40 million in the same period last year. The increase was mainly attributable to a gain of (euro) 337 million resulting from the sale of part of our stake in DaimlerChrysler AG.

      CONSOLIDATION & ADJUSTMENTS

      Consolidation & Adjustments recorded a loss before income taxes of (euro) 163 million in the third quarter 2005 compared to an income before income taxes of (euro) 46 million in the third quarter last year. The result for the current quarter was negatively impacted by additions to provisions for legal exposures of (euro) 108 million related to historical events. In the third quarter of 2004, Consolidation & Adjustments included interest income of (euro) 110 million on tax refunds resulting from prior period tax returns.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      To the Supervisory Board of Deutsche Bank Aktiengesellschaft

      We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2005, and the related consolidated statements of income and comprehensive income for the three month and nine month periods ended September 30, 2005 and 2004, and the related consolidated statements of changes in shareholders' equity and cash flows for the nine month periods ended September 30, 2005 and 2004. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

            We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

            Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

            We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Deutsche Bank Group as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated March 16, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

      KPMG Deutsche Treuhand-Gesellschaft
      Aktiengesellschaft Wirtschaftspruefungsgesellschaft

      Frankfurt am Main (Germany), October 27, 2005

CONSOLIDATED STATEMENT OF INCOME (unaudited)

INCOME STATEMENT

                                                                              Three months ended            Nine months ended
                                                                          ---------------------------   ---------------------------
in (euro) m.                                                              SEP 30, 2005   Sep 30, 2004   SEP 30, 2005   Sep 30, 2004
------------------------------------------------------------------------  ------------   ------------   ------------   ------------
Interest revenues                                                              9,998         6,637         30,373          20,864
Interest expense                                                               8,782         5,479         26,101          16,853
NET INTEREST REVENUES                                                          1,216         1,158          4,272           4,011
Provision for loan losses                                                         87            83            256             361
                                                                               -----         -----         ------          ------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                          1,129         1,075          4,016           3,650
                                                                               -----         -----         ------          ------
Commissions and fees from fiduciary activities                                   938           773          2,595           2,343
Commissions, broker's fees, markups on securities underwriting and other
   securities activities                                                       1,071           851          2,940           2,828
Fees for other customer services                                                 656           665          1,817           1,890
Trading revenues, net                                                          2,048         1,273          6,052           4,725
Net gains on securities available for sale                                       363            39            562             257
Net income from equity method investments                                         53            54            273             253
Other revenues                                                                   272           243            591             298
                                                                               -----         -----         ------          ------
TOTAL NONINTEREST REVENUES                                                     5,401         3,898         14,830          12,594
                                                                               -----         -----         ------          ------
Compensation and benefits                                                      2,737         2,327          8,375           7,632
Net occupancy expense of premises                                                251           286            754             906
Furniture and equipment                                                           41            43            122             135
IT costs                                                                         364           396          1,115           1,274
Agency and other professional service fees                                       248           196            627             569
Communication and data services                                                  146           142            437             454
Other expenses                                                                   709           577          1,901           1,546
Goodwill impairment/impairment of intangibles                                      -             -              -               -
Restructuring activities                                                         156             -            440               -
                                                                               -----         -----         ------          ------
TOTAL NONINTEREST EXPENSES                                                     4,652         3,967         13,771          12,516
                                                                               -----         -----         ------          ------
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGES                                                   1,878         1,006          5,075           3,728
Income tax expense                                                               585           323          1,700           1,331
Reversal of 1999/2000 credits for tax rate changes                               302             3            333             120
                                                                               -----         -----         ------          ------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX                991           680          3,042           2,277
Cumulative effect of accounting changes, net of tax                                -             -              -               -
                                                                               -----         -----         ------          ------
NET INCOME                                                                       991           680          3,042           2,277
                                                                               -----         -----         ------          ------

EARNINGS PER SHARE

                                                                              Three months ended            Nine months ended
                                                                          ---------------------------   ---------------------------
in (euro)                                                                 SEP 30, 2005   Sep 30, 2004   SEP 30, 2005   Sep 30, 2004
----------------------------------------------------------                ------------   ------------   ------------   ------------
EARNINGS PER COMMON SHARE
Basic
   Income before cumulative effect of accounting changes,
   net of tax                                                                   2.12          1.42           6.52            4.55
   Cumulative effect of accounting changes, net of tax                             -             -              -               -
   NET INCOME                                                                   2.12          1.42           6.52            4.55
Diluted
   Income before cumulative effect of accounting changes,
   net of tax(1)                                                                1.89          1.28           5.95            4.13
   Cumulative effect of accounting changes, net of tax                             -             -              -               -
   NET INCOME                                                                   1.89          1.28           5.95            4.13
                                                                               -----         -----          -----           -----
Number of shares in m.
Denominator for basic earnings per share -
  weighted-average shares outstanding                                          467.7         479.7          466.4           500.3
Denominator for diluted earnings per share - adjusted
  weighted-average shares after assumed conversions                            510.4         512.4          506.1           539.0

(1) Including numerator effect of assumed conversions. The effect for the three and nine months ended September 30, 2005 was (euro) (0.05) and
      (euro) (0.06), respectively. The effect for the three and nine months ended September 30, 2004 was (euro) (0.05) and (euro) (0.09), respectively.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

                                                                  Three months ended   Nine months ended
                                                                  ------------------   -----------------
                                                                  SEP 30,    Sep 30,   SEP 30,  Sep  30,
in (euro) m.                                                       2005       2004      2005      2004
----------------------------------------------------------------  -------    -------   -------  --------
NET INCOME                                                            991        680     3,042     2,277
                                                                    -----       ----     -----     -----
OTHER COMPREHENSIVE INCOME:
Reversal of 1999/2000 credits for tax rate changes                    302          3       333       120
Unrealized gains (losses) on securities available for sale:
  Unrealized net gains (losses) arising during the period,
  net of tax and other                                              1,274       (632)    1,401      (500)
  Net reclassification adjustment for realized net (gains)
  losses, net of applicable tax and other                            (353)       (31)     (510)     (203)

Unrealized net gains (losses) on derivatives hedging variability
of cash flows, net of tax                                              (7)         9       (17)      (13)

Foreign currency translation:
  Unrealized net gains (losses) arising during the period,
  net of tax                                                           21       (230)      956        83
  Net reclassification adjustment for realized net (gains)
  losses, net of tax                                                    -          -        (1)        6
                                                                    -----       ----     -----     -----
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)                             1,237       (881)    2,162      (507)
                                                                    -----       ----     -----     -----
COMPREHENSIVE INCOME (LOSS)                                         2,228       (201)    5,204     1,770
                                                                    -----       ----     -----     -----

CONSOLIDATED BALANCE SHEET

ASSETS

                                                                          SEP 30, 2005   Dec 31, 2004
in (euro) m.                                                               (unaudited)
------------------------------------------------------------------------  ------------   ------------
Cash and due from banks                                                          7,010          7,579
Interest-earning deposits with banks                                            18,769         18,089
Central bank funds sold and securities purchased under resale agreements       137,580        123,921
Securities borrowed                                                             94,540         65,630
  Bonds and other fixed-income securities                                      244,547        224,536
  Equity shares and other variable-yield securities                             86,771         73,176
  Positive market values from derivative financial instruments                  80,380         67,173
  Other trading assets                                                          12,164          8,262
                                                                               -------        -------
Total trading assets                                                           423,862        373,147
                                                                               -------        -------
Securities available for sale                                                   24,107         20,335
Other investments                                                                8,371          7,936
Loans, net                                                                     146,095        136,344
Premises and equipment, net                                                      5,131          5,225
Goodwill                                                                         6,968          6,378
Other intangible assets, net                                                     1,184          1,069
Other assets                                                                    98,214         74,415
                                                                               -------        -------
TOTAL ASSETS                                                                   971,831        840,068
                                                                               -------        -------

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                          SEP 30, 2005   Dec 31, 2004
in (euro) m.                                                                (unaudited)
------------------------------------------------------------------------  ------------   ------------
  Noninterest-bearing deposits                                                  28,938         27,274
  Interest-bearing deposits                                                    331,391        302,195
                                                                               -------        -------
Total deposits                                                                 360,329        329,469
                                                                               -------        -------
  Bonds and other fixed-income securities                                       81,378         77,080
  Equity shares and other variable-yield securities                             26,866         20,567
  Negative market values from derivative financial instruments                  85,015         71,959
                                                                               -------        -------
Total trading liabilities                                                      193,259        169,606
                                                                               -------        -------
Central bank funds purchased and securities sold under repurchase
agreements                                                                     134,079        105,292
Securities loaned                                                               19,183         12,881
Other short-term borrowings                                                     26,206         20,118
Other liabilities                                                               81,402         66,870
Long-term debt                                                                 123,852        106,870
Obligation to purchase common shares                                             3,506          3,058
                                                                               -------        -------
TOTAL LIABILITIES                                                              941,816        814,164
                                                                               -------        -------
Common shares, no par value, nominal value of (euro) 2.56                        1,416          1,392
Additional paid-in capital                                                      11,498         11,147
Retained earnings                                                               22,140         19,814
Common shares in treasury, at cost                                              (2,290)        (1,573)
Equity classified as obligation to purchase common shares                       (3,506)        (3,058)
Share awards                                                                     1,926          1,513
Accumulated other comprehensive income (loss)
  Deferred tax on unrealized net gains on securities available for sale
  relating to 1999 and 2000 tax rate changes in Germany                         (2,375)        (2,708)
  Unrealized net gains on securities available for sale, net of
  applicable tax and other                                                       2,651          1,760
  Unrealized net gains on derivatives hedging variability of cash flows,
  net of tax                                                                        20             37
  Minimum pension liability, net of tax                                             (1)            (1)
  Foreign currency translation, net of tax                                      (1,464)        (2,419)
Total accumulated other comprehensive loss                                      (1,169)        (3,331)
                                                                               -------        -------
TOTAL SHAREHOLDERS' EQUITY                                                      30,015         25,904
                                                                               -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     971,831        840,068
                                                                               -------        -------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

                                                                                Nine months ended
in (euro) m.                                                              SEP 30, 2005   Sep 30, 2004
----------------------------------------------------------------------    ------------   ------------
COMMON SHARES
Balance, beginning of year                                                    1,392          1,490
Common shares issued under employee benefit plans                                24              -
Retirement of common shares                                                       -            (98)
Balance, end of period                                                        1,416          1,392

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                   11,147         11,147
Common shares issued under employee benefit plans                               351              -
Balance, end of period                                                       11,498         11,147

RETAINED EARNINGS
Balance, beginning of year                                                   19,814         20,486
Net income                                                                    3,042          2,277
Cash dividends declared and paid                                               (868)          (828)
Dividend related to equity classified as obligation to purchase common
shares                                                                          117             96
Net gains on treasury shares sold                                                43             84
Retirement of common shares                                                       -         (2,472)
Other                                                                            (8)            (8)
Balance, end of period                                                       22,140         19,635

COMMON SHARES IN TREASURY, AT COST
Balance, beginning of year                                                   (1,573)          (971)
Purchases of shares                                                         (32,042)       (29,829)
Sale of shares                                                               30,946         26,776
Shares retired                                                                    -          2,570
Treasury shares distributed under employee benefit plans                        379            501
Balance, end of period                                                       (2,290)          (953)

EQUITY CLASSIFIED AS OBLIGATION TO PURCHASE COMMON SHARES
Balance, beginning of year                                                   (3,058)        (2,310)
Additions                                                                      (814)        (1,241)
Deductions                                                                      366            493
Balance, end of period                                                       (3,506)        (3,058)

SHARE AWARDS - COMMON SHARES ISSUABLE
Balance, beginning of year                                                    2,965          2,196
Deferred share awards granted, net                                              850          1,235
Deferred shares distributed                                                    (379)          (501)
Balance, end of period                                                        3,436          2,930

SHARE AWARDS - DEFERRED COMPENSATION
Balance, beginning of year                                                   (1,452)        (1,242)
Deferred share awards granted, net                                             (850)        (1,235)
Amortization of deferred compensation, net                                      792            751
Balance, end of period                                                       (1,510)        (1,726)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of year                                                   (3,331)        (2,594)
Reversal of 1999/2000 credits for tax rate changes                              333            120
Change in unrealized net gains on securities available for sale,
net of applicable tax and other                                                 891           (703)
Change in unrealized net gains/losses on derivatives hedging variability
of cash flows, net of tax                                                       (17)           (13)
Foreign currency translation, net of tax                                        955             89
Balance, end of period                                                       (1,169)        (3,101)
                                                                             ------         ------
TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD                                    30,015         26,266
                                                                             ------         ------

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

                                                                                       Nine months ended
in (euro) m.                                                                    SEP 30, 2005    Sep 30, 2004
-----------------------------------------------------------------------------   ------------    ------------
NET INCOME                                                                          3,042           2,277
                                                                                  -------         -------
Adjustments to reconcile net income to net cash used in operating activities:
  Provision for loan losses                                                           256             361
  Restructuring activities                                                             74               -
  Gain on sale of securities available for sale, other investments,
  loans and other                                                                    (875)           (349)
  Deferred income taxes, net                                                          817             463
  Impairment, depreciation and other amortization and accretion                     1,208           1,368
  Share of net income from equity method investments                                 (258)           (198)

Net change in:
  Trading assets                                                                  (51,014)        (29,318)
  Other assets                                                                    (28,044)        (19,146)
  Trading liabilities                                                              23,653          11,973
  Other liabilities                                                                17,965           9,183
  Other, net                                                                         (680)            515
                                                                                  -------         -------
NET CASH USED IN OPERATING ACTIVITIES                                             (33,856)        (22,871)
                                                                                  -------         -------
Net change in:
  Interest-earning deposits with banks                                               (735)         (4,014)
  Central bank funds sold and securities purchased under resale
  agreements                                                                      (13,652)         (7,401)
  Securities borrowed                                                             (28,911)         (8,939)
  Loans                                                                           (11,093)          4,580

Proceeds from:
  Sale of securities available for sale                                             7,535          17,950
  Maturities of securities available for sale                                       2,318           3,113
  Sale of other investments                                                         1,413           1,977
  Sale of loans                                                                     9,369           6,373
  Sale of premises and equipment                                                      120              76

Purchase of:
  Securities available for sale                                                   (12,049)        (22,735)
  Other investments                                                                (1,122)           (889)
  Loans                                                                            (5,162)         (2,813)
  Premises and equipment                                                             (490)           (500)

Net cash received (paid) for business combinations/divestitures                        60             (39)

Other, net                                                                             54             170
                                                                                  -------         -------
NET CASH USED IN INVESTING ACTIVITIES                                             (52,345)        (13,091)
                                                                                  -------         -------
Net change in:
  Deposits                                                                         30,865          30,951
  Securities loaned and central bank funds purchased and securities sold
  under repurchase agreements                                                      35,085           8,127
  Other short-term borrowings                                                       6,086           1,178

Issuances of long-term debt                                                        36,723          22,240
Repayments and extinguishments of long-term debt                                  (22,040)        (21,102)
Common shares issued under employee benefit plans                                     375               -
Purchases of treasury shares                                                      (32,042)        (29,829)
Sale of treasury shares                                                            30,982          26,859
Cash dividends paid                                                                  (868)           (828)
Other, net                                                                             21              18
                                                                                  -------         -------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                          85,187          37,614
                                                                                  -------         -------
Net effect of exchange rate changes on cash and due from banks                        445              44
Net increase (decrease) in cash and due from banks                                   (569)          1,696
Cash and due from banks, beginning of period                                        7,579           6,636
Cash and due from banks, end of period                                              7,010           8,332

Interest paid                                                                      25,670          15,865
Income taxes paid, net                                                                536             268

BASIS OF PRESENTATION

      The accompanying consolidated financial statements as of September 30, 2005 and 2004 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2004 Financial Report and SEC Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other financial information.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES (unaudited)

      EITF 05-5

      In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). EITF 05-5 addresses the timing of recognition of salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs). The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial statements.

      SFAS 154

      In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20") and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

      EITF 03-1, FSP EITF 03-1-1 AND FSP FAS 115-1

      In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.

            In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue a final FSP, to be titled FSP FAS 115-1. FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," will replace guidance set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The delay of the effective date for the measurement and recognition guidance included in EITF 03-1 will be superseded with the final issuance of FSP FAS 115-1, which will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The adoption of FSP FAS 115-1, once it is finalized by the FASB, is not expected to have a material impact on our consolidated financial statements.

      FSP FAS 109-2

      In December 2004, the FASB issued Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP FAS 109-2"). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP FAS 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We do not intend to repatriate any earnings from foreign subsidiaries in accordance with the provisions of the Act and thus FSP FAS 109-2 will not have an impact on our consolidated financial statements.

      SFAS 123 (REVISED 2004)

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

            In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment "("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005.

            Management is currently evaluating the transition method to be used and the impact SFAS 123(R) will have on our consolidated financial statements. Management intends to adopt SFAS 123(R) effective January 1, 2006, as permitted by the SEC, and is assessing the impact of SAB 107 on our implementation.

      SOP 03-3

      In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption did not have a material impact on our consolidated financial statements.

      IFRS

      EU and German regulations require the Group to adopt International Financial Reporting Standards (IFRS) for purposes of preparing consolidated financial statements filed with EU and German regulatory authorities beginning no later than fiscal year 2007 (with 2006 comparative amounts presented). Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation to certain U.S. GAAP financial statement amounts is disclosed.

            The adoption of IFRS is not expected to result in any adjustment to U.S. GAAP amounts, however there are a number of differences between the two accounting regimes which will cause earnings and balance sheet amounts under IFRS and U.S. GAAP to differ, perhaps significantly. The special transition rules for this adoption require, with some exceptions, that the IFRS in effect at the reporting date be applied in the opening balance sheet. Because of this, future rule changes could have an impact on the opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be predicted at this time.

SEGMENT INFORMATION (unaudited)

      The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

            In the third quarter of 2005 there were no significant changes regarding the organizational structure, management responsibilities and the format of segment disclosure.

            Prior periods have been restated to conform to the current year's presentation.

            In September 2005, PBC sold its private banking unit in the Netherlands to Theodoor Gilissen Bankiers N.V., a merchant bank owned by Belgium's financial group KBC.

            Effective September 30, 2005, AM completed the first tranche of the sale of its U.K.- and Philadelphia-based business to Aberdeen Asset Management PLC. Businesses included in the first tranche of the sale are the U.K.-based institutional Equity, Fixed Income, Global Equity and Multi-Asset businesses and the retail DWS business.

SEGMENTAL RESULTS OF OPERATIONS

                                                                       Private Clients and Asset
THREE MONTHS ENDED                  Corporate and Investment Bank              Management
SEP 30, 2005                       --------------------------------  ------------------------------
                                   Corporate      Global             Asset and   Private &                          Total
in (euro) m.                       Banking &   Transaction             Wealth     Business            Corporate   Management
(except percentages)               Securities    Banking     Total   Management   Clients    Total   Investments  Reporting
---------------------------------  ----------  -----------  -------  ----------  ---------  -------  -----------  ----------
NET REVENUES                           3,581         494      4,075     1,014       1,187     2,201       410         6,685
                                     -------      ------    -------    ------      ------   -------    ------       -------
Underlying revenues                    3,581         494      4,075       962       1,179     2,141         1         6,217
                                     -------      ------    -------    ------      ------   -------    ------       -------
Provision for loan losses                 (1)          3          2        (1)         91        90        (4)           87
Provision for off-balance sheet
positions(1)                              10          (7)         3         1           0         1        (0)            4
                                     -------      ------    -------    ------      ------   -------    ------       -------
TOTAL PROVISION FOR CREDIT LOSSES          8          (4)         5         0          91        91        (4)           91
                                     -------      ------    -------    ------      ------   -------    ------       -------
Operating cost base                    2,390         358      2,747       742         835     1,577        39         4,363
Minority interest                         12           -         12        13          (0)       13        (1)           24
Restructuring activities                  46           8         54        71          29       100         1           156
Goodwill impairment/impairment of
intangibles                                -           -          -         -           -         -         -             -
Policyholder benefits and claims           -           -          -        10           -        10         -            10
Provision for off-balance sheet
positions(1)                              10          (7)         3         1           0         1        (0)            4
                                     -------      ------    -------    ------      ------   -------    ------       -------
TOTAL NONINTEREST EXPENSES             2,458         359      2,817       837         864     1,701        39         4,557
                                     -------      ------    -------    ------      ------   -------    ------       -------
INCOME BEFORE INCOME TAXES             1,124         132      1,256       177         232       410       375         2,041
                                     -------      ------    -------    ------      ------   -------    ------       -------
ADD (DEDUCT):
Net gains on securities available
for sale/industrial holdings
including hedging                          -           -          -         -           -         -      (342)         (342)
Significant equity pick-ups/
net gains from investments(2)              -           -          -         -           -         -       (51)          (51)
Net gains from businesses sold/
held for sale                              -           -          -       (42)         (8)      (49)        -           (49)
Net gains related to premises              -           -          -         -           -         -       (16)          (16)
Restructuring activities                  46           8         54        71          29       100         1           156
Goodwill impairment/impairment of
intangibles                                -           -          -         -           -         -         -             -
                                     -------      ------    -------    ------      ------   -------    ------       -------
UNDERLYING PRE-TAX PROFIT (LOSS)       1,171         140      1,311       207         254       461       (33)        1,738
                                     -------      ------    -------    ------      ------   -------    ------       -------
Cost/income ratio in %                    68          74         69        82          73        77        10            68
Underlying cost/income ratio
in %                                      67          72         67        77          71        74       N/M            70
Assets(3)                            848,628      19,243    860,504    34,201      82,897   117,057    16,474       963,636
Risk-weighted positions
(BIS risk positions)                 157,196      12,971    170,167    13,288      58,476    71,764     9,345       251,276
Average active equity                 13,773       1,373     15,146     5,152       1,685     6,837     2,909        24,893
Pre-tax return on average active
equity in %                               33          38         33        14          55        24        52            33
Underlying pre-tax return on
average active equity in %                34          41         35        16          60        27        (5)           28


N/M - Not meaningful

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

                                                                        Private Clients and Asset
Three months ended                  Corporate and Investment Bank               Management
sep 30, 2004                       --------------------------------   ------------------------------
                                   Corporate      Global              Asset and   Private &                           Total
in (euro) m.                       Banking &   Transaction              Wealth     Business             Corporate   Management
(except percentages)               Securities    Banking     Total    Management   Clients    Total    Investments  Reporting
---------------------------------  ----------  -----------  -------   ----------  ---------  -------   -----------  ----------
NET REVENUES                          2,427         466       2,893       854      1,126       1,980       119         4,992
                                    -------      ------     -------    ------     ------     -------    ------       -------
Underlying revenues                   2,427         463       2,891       829      1,125       1,954        18         4,863
                                    -------      ------     -------    ------     ------     -------    ------       -------
Provision for loan losses                23           3          26        (1)        57          56         1            83
Provision for off-balance sheet
positions(1)                            (10)        (14)        (24)       (0)        (0)         (1)        0           (24)
                                    -------      ------     -------    ------     ------     -------    ------       -------
TOTAL PROVISION FOR CREDIT LOSSES        13         (11)          2        (2)        57          55         1            58
                                    -------      ------     -------    ------     ------     -------    ------       -------
Operating cost base                   1,950         385       2,336       723        825       1,548        78         3,962
Minority interest                        (2)          -          (2)        7         (0)          7        (0)            5
Restructuring activities                  -           -           -         -          -           -         -             -
Goodwill impairment/impairment of
intangibles                               -           -           -         -          -           -         -             -
Policyholder benefits and claims          -           -           -         7          -           7         -             7
Provision for off-balance sheet
positions(1)                            (10)        (14)        (24)       (0)        (0)         (1)        0           (24)
                                    -------      ------     -------    ------     ------     -------    ------       -------
TOTAL NONINTEREST EXPENSES            1,938         372       2,310       737        825       1,562        78         3,949
                                    -------      ------     -------    ------     ------     -------    ------       -------
INCOME BEFORE INCOME TAXES              466          91         557       118        244         362        40           960
                                    -------      ------     -------    ------     ------     -------    ------       -------
ADD (DEDUCT):
Net gains on securities available
for sale/industrial holdings
including hedging                         -           -           -         -          -           -       (26)          (26)
Significant equity pick-ups/
net gains from investments(2)             -           -           -         -          -           -       (24)          (24)
Net gains from businesses sold/
held for sale                             -          (2)         (2)      (18)        (0)        (19)        -           (21)
Net gains related to premises             -           -           -         -          -           -       (51)          (51)
Restructuring activities                  -           -           -         -          -           -         -             -
Goodwill impairment/impairment of
intangibles                               -           -           -         -          -           -         -             -
                                    -------      ------     -------    ------     ------     -------    ------       -------
UNDERLYING PRE-TAX PROFIT (LOSS)        466          89         555       100        243         344       (61)          838
                                    -------      ------     -------    ------     ------     -------    ------       -------
Cost/income ratio in %                   80          83          81        86         73          79        65            80
Underlying cost/income ratio
in %                                     80          83          81        87         73          79       N/M            81
Assets (as of Dec 31, 2004)(3)      720,557      16,636     729,872    34,945     78,930     113,818    16,442       832,933
Risk-weighted positions
(BIS risk positions)                128,453      11,670     140,123    11,673     53,466      65,139    10,533       215,795
Average active equity                11,470       1,471      12,941     5,093      1,766       6,859     3,935        23,735
Pre-tax return on average active
equity in %                              16          25          17         9         55          21         4            16
Underlying pre-tax return on
average active equity in %               16          24          17         8         55          20        (6)           14

N/M - Not meaningful

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

                                                                        Private Clients and Asset
NINE MONTHS ENDED                  Corporate and Investment Bank               Management
SEP 30, 2005                       --------------------------------   ------------------------------
                                   Corporate      Global              Asset and   Private &                           Total
in (euro) m.                       Banking &   Transaction              Wealth     Business             Corporate   Management
(except percentages)               Securities    Banking     Total    Management   Clients    Total    Investments  Reporting
---------------------------------  ----------  -----------  -------   ----------  ---------  -------   -----------  ----------
NET REVENUES                         10,712       1,459      12,171      2,770      3,488      6,258       779        19,207
                                    -------      ------     -------     ------     ------    -------    ------       -------
Underlying revenues                  10,712       1,459      12,171      2,698      3,481      6,179       200        18,549
                                    -------      ------     -------     ------     ------    -------    ------       -------
Provision for loan losses               (10)         26          15         (1)       242        241        (0)          256
Provision for off-balance sheet
positions(1)                             21         (24)         (4)         0         (1)        (0)       (0)           (4)
                                    -------      ------     -------     ------     ------    -------    ------       -------
TOTAL PROVISION FOR CREDIT LOSSES        10           1          12         (0)       241        241        (0)          252
                                    -------      ------     -------     ------     ------    -------    ------       -------
Operating cost base                   7,317       1,045       8,362      2,197      2,494      4,691       134        13,187
Minority interest                        31           -          31          9          0          9        (0)           40
Restructuring activities                192          32         224        159         56        215         1           440
Goodwill impairment/impairment of
intangibles                               -           -           -          -          -          -         -             -
Policyholder benefits and claims          -           -           -         30          -         30         -            30
Provision for off-balance sheet
positions(1)                             21         (24)         (4)         0         (1)        (0)       (0)           (4)
                                    -------      ------     -------     ------     ------    -------    ------       -------
TOTAL NONINTEREST EXPENSES            7,561       1,053       8,613      2,395      2,549      4,944       134        13,691
                                    -------      ------     -------     ------     ------    -------    ------       -------
INCOME BEFORE INCOME TAXES            3,162         380       3,542        376        697      1,072       645         5,260
                                    -------      ------     -------     ------     ------    -------    ------       -------
ADD (DEDUCT):
Net gains on securities available
for sale/industrial holdings
including hedging                         -           -           -          -          -          -      (429)         (429)
Significant equity pick-ups/
net gains from investments(2)             -           -           -          -          -          -       (95)          (95)
Net gains from businesses sold/
held for sale                             -           -           -        (42)        (8)       (49)        -           (49)
Net gains related to premises             -           -           -          -          -          -       (55)          (55)
Restructuring activities                192          32         224        159         56        215         1           440
Goodwill impairment/impairment of
intangibles                               -           -           -          -          -          -         -             -
                                    -------      ------     -------     ------     ------    -------    ------       -------
UNDERLYING PRE-TAX PROFIT             3,354         412       3,766        493        745      1,238        67         5,071
                                    -------      ------     -------     ------     ------    -------    ------       -------
Cost/income ratio in %                   70          74          71         86         73         79        17            71
Underlying cost/income ratio
in %                                     68          72          69         81         72         76        67            71
Assets(3)                           848,628      19,243     860,504     34,201     82,897    117,057    16,474       963,636
Risk-weighted positions
(BIS risk positions)                157,196      12,971     170,167     13,288     58,476     71,764     9,345       251,276
Average active equity                12,531       1,342      13,873      4,926      1,637      6,563     3,277        23,712
Pre-tax return on average active
equity in %                              34          38          34         10         57         22        26            30
Underlying pre-tax return on
average active equity in %               36          41          36         13         61         25         3            29

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

                                                                      Private Clients and Asset
                                     Corporate and Investment Bank            Management
                                     -----------------------------  -----------------------------
Nine months ended                    Corporate    Global            Asset and   Private                          Total
Sep 30, 2004                          Banking     Trans-              Wealth       &                 Corporate Manage-
in (euro) m.                             &        action              Manage-   Business              Invest-    ment
(except percentages)                 Securities  Banking    Total      ment     Clients     Total      ments   Reporting
---------------------------------    ----------  -------  --------  ---------   --------  --------   --------  ---------
NET REVENUES                            8,743     1,447    10,190      2,612     3,350      5,962        553    16,705
Underlying revenues                     8,743     1,416    10,159      2,558     3,374      5,932        239    16,330
Provision for loan losses                 152         7       159         (7)      192        186         16       361
Provision for off-balance sheet
positions(1)                              (58)      (19)      (77)        (1)       (1)        (2)         0       (79)
                                      -------    ------   -------     ------    ------    -------     ------   -------
TOTAL PROVISION FOR CREDIT LOSSES          94       (12)       82         (7)      192        184         16       282
                                      -------    ------   -------     ------    ------    -------     ------   -------
Operating cost base                     6,425     1,194     7,619      2,166     2,441      4,607        266    12,491
Minority interest                          (2)        -        (2)         9         0          9         (2)        4
Restructuring activities                    -         -         -          -         -          -          -         -
Goodwill impairment/impairment of
intangibles                                 -         -         -          -         -          -          -         -
Policyholder benefits and claims            -         -         -         36         -         36          -        36
Provision for off-balance sheet
positions(1)                              (58)      (19)      (77)        (1)       (1)        (2)         0       (79)
                                      -------    ------   -------     ------    ------    -------     ------   -------
TOTAL NONINTEREST EXPENSES              6,365     1,174     7,540      2,210     2,440      4,650        263    12,453
                                      -------    ------   -------     ------    ------    -------     ------   -------
INCOME BEFORE INCOME TAXES              2,226       266     2,492        409       718      1,127        273     3,891
                                      -------    ------   -------     ------    ------    -------     ------   -------
ADD (DEDUCT):
Net gains on securities available
for sale/industrial holdings
including hedging                           -         -         -          -         -          -       (176)     (176)
Significant equity pick-ups/
net gains from investments(2)               -         -         -          -         -          -        (56)      (56)
Net (gains) losses from
businesses sold/held for sale               -       (31)      (31)       (18)       24          6        (30)      (56)
Net gains related to premises               -         -         -          -         -          -        (51)      (51)
Restructuring activities                    -         -         -          -         -          -          -         -
Goodwill impairment/impairment of
intangibles                                 -         -         -          -         -          -          -         -
                                      -------    ------   -------     ------    ------    -------     ------   -------
UNDERLYING PRE-TAX PROFIT (LOSS)        2,226       235     2,460        391       742      1,133        (41)    3,552
                                      -------    ------   -------     ------    ------    -------     ------   -------
Cost/income ratio in %                     73        82        75         85        73         78         48        75
Underlying cost/income ratio
in %                                       73        84        75         85        72         78        111        76
Assets (as of Dec 31, 2004)(3)        720,557    16,636   729,872     34,945    78,930    113,818     16,442   832,933
Risk-weighted positions
(BIS risk positions)                  128,453    11,670   140,123     11,673    53,466     65,139     10,533   215,795
Average active equity                  11,583     1,364    12,947      5,069     1,669      6,738      3,974    23,658
Pre-tax return on average active
equity in %                                26        26        26         11        57         22          9        22
Underlying pre-tax return on
average active equity in %                 26        23        25         10        59         22         (1)       20

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and nine months ended September 30, 2005 and 2004:

REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

                                                     Three months ended        Nine months ended
                                                     -------------------      -------------------
                                                     SEP 30,     Sep 30,      SEP 30,     Sep 30,
in (euro) m.                                            2005        2004         2005        2004
-----------------------------------------            -------     -------      -------     -------
Origination (equity)                                     156          73          443         321
Origination (debt)                                       268         270          779         735
                                                       -----       -----       ------      ------
TOTAL ORIGINATION                                        424         344        1,223       1,056
                                                       =====       =====       ======      ======
Sales & Trading (equity)                               1,021         401        2,446       1,730
Sales & Trading (debt and other products)              1,850       1,438        5,870       4,971
                                                       -----       -----       ------      ------
TOTAL SALES & TRADING                                  2,871       1,839        8,315       6,701
                                                       =====       =====       ======      ======
Advisory                                                 148         115          407         327
Loan products                                            240         224          933         866
Transaction services                                     494         463        1,459       1,416
Other                                                   (102)        (93)        (166)       (176)
                                                       -----       -----       ------      ------
TOTAL                                                  4,075       2,893       12,171      10,190
                                                       =====       =====       ======      ======

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

                                                     Three months ended        Nine months ended
                                                     -------------------      -------------------
                                                     SEP 30,     Sep 30,      SEP 30,     Sep 30,
in (euro) m.                                            2005        2004         2005        2004
------------------------------------------------     -------     -------      -------     -------
Portfolio/fund management                                712         655        1,975       1,878
Brokerage                                                470         378        1,389       1,226
Loan/deposit                                             600         593        1,780       1,779
Payments, account & remaining financial services         220         229          623         641
Other                                                    199         124          491         439
                                                       -----       -----        -----       -----
TOTAL                                                  2,201       1,980        6,258       5,962
                                                       =====       =====       ======      ======

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

                                                                  Three months ended
                                 ---------------------------------------------------------------------------------
                                                SEP 30, 2005                               Sep 30, 2004
                                 --------------------------------------     --------------------------------------
                                     Total      Consoli-                        Total       Consoli-
                                   Manage-      dation &          Total       Manage-       dation &         Total
                                      ment       Adjust-       Consoli-          ment        Adjust-      Consoli-
in (euro) m.                     Reporting         ments          dated     Reporting          ments         dated
---------------------------      ---------      --------       --------     ---------       --------      --------
Net revenues                         6,685           (68)         6,617         4,992             65         5,056
Provision for loan losses               87             -             87            83              -            83
Noninterest expenses                 4,557            95          4,652         3,949             18         3,967
                                   -------         -----        -------       -------          -----       -------
INCOME (LOSS) BEFORE INCOME
TAXES(1)                             2,041          (163)         1,878           960             46         1,006
                                   -------         -----        -------       -------          -----       -------
Total assets                       963,636         8,195        971,831       832,933(2)       7,135(2)    840,068(2)
                                   -------         -----        -------       -------          -----       -------
Risk-weighted positions
(BIS risk positions)               251,276         1,498        252,774       215,795          1,737       217,533
Average active equity               24,893           794         25,687        23,735            831        24,566

(1) Income before income tax expense and cumulative effect of accounting changes.

(2)   As of December 31, 2004.

                                                                   Nine months ended
                                 ---------------------------------------------------------------------------------
                                               SEP 30, 2005                               Sep 30, 2004
                                 --------------------------------------     --------------------------------------
                                   Total        Consoli-                      Total         Consoli-
                                  Manage-       dation &        Total        Manage-        dation &       Total
                                    ment         Adjust-       Consoli-        ment         Adjust-       Consoli-
in (euro) m.                     Reporting       ments          dated       Reporting        ments         dated
---------------------------      ---------      --------       --------     ---------       --------      --------
Net revenues                        19,207          (106)        19,102        16,705           (100)       16,605
Provision for loan losses              256             -            256           361              -           361
Noninterest expenses                13,691            79         13,771        12,453             63        12,516
                                   -------         -----        -------       -------          -----       -------
INCOME (LOSS) BEFORE INCOME
TAXES(1)                             5,260          (185)         5,075         3,891           (163)        3,728
                                   -------         -----        -------       -------          -----       -------
Total assets                       963,636         8,195        971,831       832,933(2)       7,135(2)    840,068(2)
                                   -------         -----        -------       -------          -----       -------
Risk-weighted positions
(BIS risk positions)               251,276         1,498        252,774       215,795          1,737       217,533
Average active equity               23,712           793         24,505        23,658          1,567        25,225

(1) Income (loss) before income tax expense and cumulative effect of accounting changes.

(2)   As of December 31, 2004.

Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments ("Corporate Items").

      Consolidation & Adjustments recorded a loss before income taxes of (euro) 163 million in the third quarter 2005 compared to income before income taxes of
(euro) 46 million in the third quarter last year. The result for the current quarter was negatively impacted by additions to provisions for legal exposures of (euro) 108 million related to historical events. In the third quarter of 2004, Consolidation & Adjustments included interest income of (euro) 110 million on tax refunds resulting of prior period tax returns.

INFORMATION ON THE INCOME STATEMENT (unaudited)

NET INTEREST AND TRADING REVENUES

                                                Three months ended       Nine months ended
                                                -------------------     --------------------
                                                SEP 30,     Sep 30,     SEP 30,      Sep 30,
in (euro) m.                                     2005        2004        2005         2004
-------------------------------------------     -------     -------     -------      -------
Net interest revenues                             1,216       1,158        4,272       4,011
Trading revenues, net                             2,048       1,273        6,052       4,725
                                                  -----       -----       ------       -----
TOTAL NET INTEREST AND TRADING REVENUES           3,264       2,431       10,324       8,736
                                                  -----       -----       ------       -----

BREAKDOWN BY GROUP DIVISION/CIB PRODUCT:
  Sales & Trading (equity)                          782         239        1,837       1,053
  Sales & Trading (debt and other products)       1,561       1,116        5,159       4,246
Total Sales & Trading                             2,343       1,355        6,996       5,300
Loan products(1)                                    109         135          548         544
Transaction services                                230         210          676         617
Remaining products(2)                               (71)        (46)         (67)        (89)
                                                  -----       -----       ------       -----
Total Corporate and Investment Bank               2,611       1,653        8,153       6,373
Private Clients and Asset Management                675         691        2,119       2,251
Corporate Investments                               (33)         (7)          83         134
Consolidation & Adjustments                          11          94          (31)        (21)
                                                  -----       -----       ------       -----
TOTAL NET INTEREST AND TRADING REVENUES           3,264       2,431       10,324       8,736
                                                  -----       -----       ------       -----

(1) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(2) Includes net interest and trading revenues of origination, advisory and other products.

PENSION AND OTHER POSTRETIREMENT BENEFITS

                                                    Pension benefits       Postretirement benefits
                                                    Nine months ended         Nine months ended
                                                   -------------------     -----------------------
                                                   SEP 30,     Sep 30,     SEP 30,         Sep 30,
in (euro) m.                                        2005        2004        2005             2004
----------------------------------------------     -------     -------     -------         -------
Service cost                                         191         192          5                6
Interest cost                                        289         292          6                8
Expected return on plan assets                      (292)       (292)         -                -
Actuarial loss recognized                             32          48          -                -
Settlement/curtailment                                 2          (1)         -                -
Amortization of unrecognized transition
obligation (asset) in accordance with SFAS 87          0          13          -                -
                                                    ----        ----         --               --
TOTAL DEFINED BENEFIT PLANS                          222         252         11               14
Defined contribution plans                           113         109          -                -
                                                    ----        ----         --               --
NET PERIODIC BENEFIT EXPENSE                         335         361         11               14
                                                    ----        ----         --               --

A SFAS No. 88 charge of approximately (euro) 2 million as a consequence of restructuring occurred in the United States and United Kingdom during the first nine months of the year. Furthermore, a reduction in the third quarter service costs of (euro) 3 million has been booked in the U.K. to take account of a curtailment due to ongoing restructuring activities.

    In addition to the contributions expected for 2005 as disclosed in the Financial Report 2004 on page 95 and in the 2004 SEC Form 20-F on page F-54, special contributions of approximately (euro) 24 million were made in the first nine months of the year. An estimated reduction in service costs of approximately (euro) 6 million in the U.K. will lead to an equal reduction in contributions. As a result, the Group expects to fund its pension schemes in 2005 for a total of approximately (euro) 268 million.

SFAS 123 PRO FORMA INFORMATION

                                                     Three months ended           Nine months ended
                                                  -------------------------    -------------------------
                                                     SEP 30,      Sep 30,         SEP 30,      Sep 30,
in (euro) m.                                          2005         2004            2005         2004
----------------------------------------------    -----------   -----------    -----------   -----------
Net income, as reported                                   991           680          3,042         2,277
Add: Share-based compensation expense included
in reported net income, net of related tax
effects(1)                                                139           154            428           419
Deduct: Share-based compensation expense
determined under fair value method for all
awards, net of related tax effects(1)                    (136)         (154)          (423)         (423)
                                                  -----------   -----------    -----------   -----------
PRO FORMA NET INCOME                                      994           680          3,047         2,273
                                                  -----------   -----------    -----------   -----------
Earnings per share
  Basic - as reported                             (euro) 2.12   (euro) 1.42    (euro) 6.52   (euro) 4.55
  Basic - pro forma                               (euro) 2.13   (euro) 1.42    (euro) 6.53   (euro) 4.54
  Diluted - as reported(2)                        (euro) 1.89   (euro) 1.28    (euro) 5.95   (euro) 4.13
  Diluted - pro forma(2)                          (euro) 1.89   (euro) 1.28    (euro) 5.96   (euro) 4.12

(1) Amounts for the three and nine months ended September 30, 2005 and 2004 do not reflect any share-based awards related to the 2005 and 2004 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

(2) Including numerator effect of assumed conversions. The effect for the three and nine months ended September 30, 2005 was (euro) (0.05) and
      (euro) (0.06), respectively. The effect for the three and nine months ended September 30, 2004 was (euro) (0.05) and (euro) (0.09), respectively.

INFORMATION ON THE BALANCE SHEET (unaudited)

SECURITIES AVAILABLE FOR SALE

                                       SEP 30, 2005                                     Dec 31, 2004
                      ---------------------------------------------    --------------------------------------------
                                   Gross unrealized                                Gross unrealized
                                        holding                                         holding
                       Fair        -----------------      Amortized     Fair       -----------------      Amortized
in (euro) m.           value       gains      losses         cost      value       gains      losses         cost
-----------------     ------       -----      ------      ---------    ------      -----      ------      ---------
Debt securities       17,722         291         (78)       17,509     13,696        286        (127)       13,537
Equity securities      6,385       2,544          (6)        3,847      6,639      1,631          (7)        5,015
                      ------       -----         ---        ------     ------      -----        ----        ------
TOTAL                 24,107       2,835         (84)       21,356     20,335      1,917        (134)       18,552
                      ------       -----         ---        ------     ------      -----        ----        ------

PROBLEM LOANS

                                                  SEP 30, 2005                             Dec 31, 2004
                                       ----------------------------------      ---------------------------------
                                                   Non-performing                         Non-performing
                                       Impaired     homogeneous                Impaired    homogeneous
in (euro) m.                             loans         loans        Total        loans         loans       Total
------------------------------         --------    --------------   -----      --------   -------------    -----
Nonaccrual loans                        2,891         1,138         4,029        3,401         1,098       4,499
Loans 90 days or more past due
and still accruing                         19           177           196           26           221         247
Troubled debt restructurings              102             -           102           89             -          89
                                        -----         -----         -----        -----         -----       -----
TOTAL PROBLEM LOANS                     3,013         1,314         4,327        3,516         1,319       4,835
                                        -----         -----         -----        -----         -----       -----

ALLOWANCES FOR CREDIT LOSSES

                                                             Nine months ended
Allowance for on-balance sheet positions                ---------------------------
in (euro) m.                                            SEP 30, 2005   Sep 30, 2004
----------------------------------------------          ------------   ------------
BALANCE, BEGINNING OF YEAR                                   2,345          3,281
Provision for loan losses                                      256            361
NET CHARGE-OFFS                                               (542)        (1,027)
  Charge-offs                                                 (659)        (1,138)
  Recoveries                                                   117            111
Allowance related to acquisitions/divestitures                   -              3
Foreign currency translation                                    50              5
                                                             -----         ------
BALANCE, END OF PERIOD                                       2,109          2,623
                                                             -----         ------

                                                                   Nine months ended
Allowance for off-balance sheet positions                     ---------------------------
in (euro) m.                                                  SEP 30, 2005   Sep 30, 2004
----------------------------------------------------------    ------------   ------------
BALANCE, BEGINNING OF YEAR                                          345            416
Provision for credit losses on lending-related commitments           (4)           (79)
Allowance related to acquisitions/divestitures                        -              -
Foreign currency translation                                          8              1
                                                                    ---            ---
BALANCE, END OF PERIOD                                              349            338
                                                                    ---            ---

OTHER ASSETS AND OTHER LIABILITIES

The largest individual component of other assets at September 30, 2005 was loans held for sale totaling (euro) 23,113 million and (euro) 8,194 million at September 30, 2005 and December 31, 2004, respectively. These loans held for sale were acquired in the course of our securitization activities or originated in our loan business. Other assets also included pending securities transactions past settlement date of (euro) 10,586 million and (euro) 8,984 million at September 30, 2005 and December 31, 2004, respectively. Among other items included in other assets were other assets related to insurance business of
(euro) 1,086 million and (euro) 6,733 million at September 30, 2005 and December 31, 2004, respectively, accrued interest receivable of (euro) 4,626 million and
(euro) 3,854 million at September 30, 2005 and December 31, 2004, respectively, and due from customers on acceptances of (euro) 95 million and (euro) 74 million at September 30, 2005 and December 31, 2004, respectively.

      Pending securities transactions past settlement date of (euro) 9,026 million and (euro) 9,562 million at September 30, 2005 and December 31, 2004, respectively, was the largest individual component of other liabilities. Among other items also included in other liabilities were insurance policy claims and reserves of (euro) 1,836 million and (euro) 7,935 million at September 30, 2005 and December 31, 2004, respectively, accrued interest payable of (euro) 4,654 million and (euro) 4,223 million at September 30, 2005 and December 31, 2004, respectively, and acceptances outstanding of (euro) 95 million and (euro) 74 million at September 30, 2005 and December 31, 2004, respectively.

LONG-TERM DEBT

in (euro) m.                 SEP 30, 2005         Dec 31, 2004
-----------------            ------------         ------------
SENIOR DEBT
Bonds and notes
  Fixed rate                     60,139               53,834
  Floating rate                  46,846               39,463
SUBORDINATED DEBT
Bonds and notes
  Fixed rate                     10,715                9,505
  Floating rate                   6,152                4,068
                                -------              -------
TOTAL                           123,852              106,870
                                -------              -------

LIABILITY FOR RESTRUCTURING ACTIVITIES

                                   BRP restructuring liability established in
                                   ------------------------------------------
                                     4th        1st         2nd         3rd
                                   quarter    quarter     quarter     quarter
in (euro) m.                         2004       2005        2005        2005       TOTAL
-------------------------          -------    -------     -------     -------      -----
AS OF DEC 31, 2004                    230          -           -           -        230
Additions                               -        168         146         184        498
Utilization                           195        131         119         116        561
Releases                               26         26           5           -         57
Increases due to exchange
rate fluctuations                       1          -           -           -          1
                                      ---        ---         ---         ---        ---
AS OF SEP 30, 2005                     10         11          22          68        111
                                      ---        ---         ---         ---        ---

OTHER FINANCIAL INFORMATION (unaudited)

      VARIABLE INTEREST ENTITIES (VIES)

      The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

                                          Consolidated VIEs            Significant VIEs
                                          -----------------    -------------------------------
SEP 30, 2005                                  Aggregated        Aggregated    Maximum exposure
in (euro) m.                                total assets       total assets        to loss
------------------------------            -----------------    ------------   ----------------
Commercial paper programs                        1,118            25,594            26,183
Guaranteed value mutual funds                      529             9,394             9,394
Asset securitization                            11,020                 -                 -
Structured finance and other                    19,426             5,006             1,123
Commercial real estate leasing
vehicles and closed-end funds                      954             1,366                77

      Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

      FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

in (euro) m.                                            SEP 30, 2005   Dec 31, 2004
---------------------------------------------------     ------------   ------------
Commitments to extend credit
  Fixed rates(1)                                           32,714         27,897
  Variable rates(2)                                        98,817         77,268
Financial guarantees, standby letters of credit and
performance guarantees                                     29,619         26,870
                                                          -------        -------
TOTAL                                                     161,150        132,035
                                                          -------        -------

(1) Includes commitments to extend commercial letters of credit and guarantees of (euro) 2.5 billion and (euro) 2.4 billion at September 30, 2005 and December 31, 2004, respectively.

(2) Includes commitments to extend commercial letters of credit and guarantees of (euro) 1.1 billion and (euro) 902 million at September 30, 2005 and December 31, 2004, respectively.

      In addition, the Group had loan commitments of (euro) 19.2 billion at both September 30, 2005 and December 31, 2004, that were revocable at any time.

CAPITAL ACCORDING TO BIS

in (euro) m.                                                  SEP 30, 2005      Dec 31, 2004
------------------------------------------------------        ------------      ------------
TIER I
Common shares                                                     1,416             1,392
Additional paid-in capital                                       11,498            11,147
Retained earnings, common shares in treasury, equity
classified as obligation to purchase common shares,
share awards, foreign currency translation                       16,806            14,277
Minority interests                                                  718               548
Noncumulative trust preferred securities                          3,565             2,520
Other (equity contributed on silent partnership
interests)                                                          593               525
Items deducted (principally goodwill and tax effect of
available for sale securities)                                  (11,755)          (11,682)
                                                                -------           -------
TOTAL CORE CAPITAL                                               22,841            18,727
                                                                -------           -------
TIER II

Unrealized gains on listed securities (45% eligible)              1,272               788
Other inherent loss allowance                                       464               453
Cumulative preferred securities                                   1,161               762
Subordinated liabilities, if eligible according to BIS            9,395             7,882
                                                                -------           -------
TOTAL SUPPLEMENTARY CAPITAL                                      12,292             9,885
                                                                -------           -------
TOTAL REGULATORY CAPITAL(1)                                      35,133            28,612
                                                                -------           -------

(1)   Currently we do not have Tier III capital components.

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in (euro) m., unless stated otherwise      SEP 30, 2005   Dec 31, 2004
----------------------------------------   ------------   ------------
BIS risk position(1)                         252,774         216,787
BIS capital ratio (Tier I + II + III)(2)        13.9%           13.2%
BIS core capital ratio (Tier I)                  9.0%            8.6%

(1) Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of (euro) 10.5 billion and (euro) 10.1 billion at September 30, 2005 and December 31, 2004, respectively.

(2)   Currently we do not have Tier III capital components.

LITIGATION

Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 20 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron's former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against Deutsche Bank AG. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries DBSI and Deutsche Bank Trust Company Americas ("DBTCA"). On March 29, 2004, the Court dismissed in part the claims alleged in the Newby action against the Deutsche Bank entities. Specifically, the Court dismissed the fraud claims, but did not dismiss the non-fraud claims. On July 26, 2005, the Court granted plaintiffs' motion for reconsideration of the partial dismissal of claims against the Deutsche Bank entities, and reinstated the fraud claims against the Deutsche Bank entities that had been dismissed on March 29, 2004.

      Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities' motion to partially dismiss the adversary complaint is pending.

      In addition to Newby and the adversary proceeding described above, there are third-party actions brought by Arthur Andersen in Enron-related cases asserting contribution claims against Deutsche Bank AG, DBSI and many other defendants, and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against the same entities named by Arthur Andersen, as well as DBTCA.

      WorldCom Litigation. Deutsche Bank AG and Deutsche Bank Securities Inc., the Group's U.S. broker-dealer subsidiary ("DBSI"), are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom's May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the Sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom's auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom's financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.

      Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. The Group had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed the Group they may assert claims against the Group because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructur-
      ing. Although the Group is in ongoing discussions, the Group cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against the Group in August 2004 alleging that payments received by the Group in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against the Group alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

            Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

OTHER INFORMATION

      SUPERVISORY BOARD

      With effect from the end of the General Meeting on May 18, 2005, Dr. rer. oec. Karl-Hermann Baumann resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG. He had been a member of the Supervisory Board since 1998.

            Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer was elected to the Supervisory Board for the remainder of the term of office, i.e. for the period until the end of the General Meeting which resolves the ratification of the acts of management for the 2007 financial year. Dr. von Pierer is chairman of the supervisory board of Siemens AG, Munich.

            Effective May 18, 2005, Ulrich Hartmann resigned from his mandate as substitute member of the Risk Committee. Effective May 18, 2005, Dr. Karl-Gerhard Eick was elected new Chairman of the Audit Committee and Sir Peter Job member of the Audit Committee. Tilman Todenhoefer and Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer were elected substitute members of the Risk Committee.

VALUE-AT-RISK OF TRADING UNITS(1),(2)

                                                  Interest       Equity price         Foreign          Commodity
                                 Total           rate risk           risk          exchange risk       price risk
                             -------------     -------------     -------------     -------------     -------------
in (euro) m.                 2005     2004     2005     2004     2005     2004     2005     2004     2005     2004
-------------                ----     ----     ----     ----     ----     ----     ----     ----     ----     ----
Average(3)                   65.8     71.6     53.2     61.7     32.9     30.8     10.1     10.6      6.5      7.0
Maximum(3)                   79.2     97.9     61.6     91.1     43.1     45.1     18.2     25.9     11.3     10.8
Minimum(3)                   57.8     54.5     41.9     39.7     22.9     19.9      5.5      2.9      3.5      3.8
Period-end(4)                69.8     66.3     55.8     41.1     40.4     42.6     12.8     17.2      7.4      5.1

(1)   All figures for 1-day holding period; 99% confidence level.

(2)   Value-at-risk is not additive due to correlation effects.

(3) Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2005 and the year 2004, respectively.

(4) Figures for 2004 as of December 31, 2004; figures for 2005 as of September 30, 2005.

ROE TARGET DEFINITION

During the implementation of our "transformation strategy" started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.

      In light of this convergence, our 2005 pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges and substantial gains from industrial holdings divided by average active equity.

      Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

                                                 THREE MONTHS ENDED   NINE MONTHS ENDED
in (euro) m., unless stated otherwise               SEP 30, 2005        SEP 30, 2005
--------------------------------------------     ------------------   -----------------
REPORTED INCOME BEFORE INCOME TAXES(1)                 1,878                5,075
ADD (DEDUCT):
  Restructuring activities
  (Business Realignment Program-related)                 156                  440
  Substantial gains from industrial holdings            (337)                (337)
                                                      ------               ------
INCOME BEFORE INCOME TAXES
(TARGET DEFINITION)                                    1,698                5,178
Average active equity                                 25,687               24,505
Pre-tax return on average active equity
(target definition)                                     26.4%                28.2%

(1) Income before income tax expense and cumulative effect of accounting changes.

We continue to disclose the Group's underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

This document contains non-U.S. GAAP financial measures, including underlying revenues, total provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

-     definitions of such non-U.S. GAAP financial measures,

- reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.

Definitions of Financial Measures

We use the following terms with the following meanings:

- Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).

- Total provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).

- Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment/impairment of intangibles.

- Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles and specific revenue items as referred to in the respective tables.

- Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

- Average active equity: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank's Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.

-     Adjusted return on average active equity (after tax) in %: Net income
      (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

-     Underlying equity turnover (based on average active equity) in %:
      Underlying revenues (annualized) as a percentage of average active equity. Equity turnover (based on average active equity) in %: Net revenues (annualized) as a percentage of average active equity. Equity turnover (based on average shareholders' equity) in %: Net revenues (annualized) as a percentage of average shareholders' equity.

- Underlying profit margin in %: Underlying pre-tax profit as a percentage of underlying revenues. Profit margin in %: Income before income taxes as a percentage of net revenue.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC Form 20-F of March 24, 2005 on pages F-62 and F-63 and in our Financial Report 2004 on pages 103 to 105.

Reconciliation of Reported to Underlying Results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

                                                           Three months                    Nine months
                                                               ended                          ended
                                                        ------------------             ------------------
                                                        SEP 30,    Sep 30,    Change   SEP 30,   Sep 30,      Change
in (euro) m.                                              2005      2004        in %     2005      2004        in %
-----------------------------------------------         -------    -------    ------   -------   --------     ------
REPORTED NET REVENUES(1)                                 6,617      5,056        31    19,102     16,605        15
ADD (DEDUCT):
  Net gains on securities available for sale/
  industrial holdings including hedging                   (342)       (26)      N/M      (429)      (176)      143
  Significant equity pick-ups/net gains from
  investments(2)                                           (51)       (24)      117       (95)       (56)       70
  Net gains from businesses sold/held for sale             (49)       (21)      139       (49)       (56)      (11)
  Net gains related to premises                            (16)       (51)      (70)      (55)       (51)        8
  Policyholder benefits and claims(3)                      (11)       (31)      (65)      (34)      (109)      (69)
                                                         -----      -----       ---    ------     ------       ---
UNDERLYING REVENUES                                      6,149      4,904        25    18,439     16,157        14
                                                         -----      -----       ---    ------     ------       ---

REPORTED PROVISION FOR LOAN LOSSES                          87         83         5       256        361       (29)
  Provision for off-balance sheet positions(4)               4        (24)      N/M        (4)       (79)      (95)
                                                         -----      -----       ---    ------     ------       ---
TOTAL PROVISION FOR CREDIT LOSSES                           91         58        55       252        282       (11)
                                                         -----      -----       ---    ------     ------       ---

REPORTED NONINTEREST EXPENSES                            4,652      3,967        17    13,771     12,516        10
ADD (DEDUCT):
  Restructuring activities                                (156)         -       N/M      (440)         -       N/M
  Goodwill impairment/impairment of intangibles              -          -       N/M         -          -       N/M
  Minority interest                                        (11)        (4)      157       (32)        (4)      N/M
  Policyholder benefits and claims(3)                      (11)       (31)      (65)      (34)      (109)      (69)
  Provision for off-balance sheet positions(4)              (4)        24       N/M         4         79       (95)
                                                         -----      -----       ---    ------     ------       ---
OPERATING COST BASE                                      4,471      3,957        13    13,268     12,481         6
                                                         -----      -----       ---    ------     ------       ---

REPORTED INCOME BEFORE INCOME TAXES(5)                   1,878      1,006        87     5,075      3,728        36
ADD (DEDUCT):
  Net gains on securities available for sale/
  industrial holdings including hedging                   (342)       (26)      N/M      (429)      (176)      143
  Significant equity pick ups/net gains from
  investments(2)                                           (51)       (24)      117       (95)       (56)       70
  Net gains from businesses sold/held for sale             (49)       (21)      139       (49)       (56)      (11)
  Net gains related to premises                            (16)       (51)      (70)      (55)       (51)        8
  Restructuring activities                                 156          -       N/M       440          -       N/M
  Goodwill impairment/impairment of intangibles              -          -       N/M         -          -       N/M
UNDERLYING PRE-TAX PROFIT                                1,576        884        78     4,886      3,389        44
                                                         -----      -----       ---    ------     ------       ---

N/M - Not meaningful

(1) Net interest revenues before provision for loan losses and total noninterest revenues.

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(4) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(5) Income before income tax expense and cumulative effect of accounting changes.

Reconciliation of Group Reported and Underlying Ratios

                                                        Three months ended             Nine months ended
                                                        ------------------             ------------------
                                                        SEP 30,    Sep 30,             SEP 30,    Sep 30,
in (euro) m.                                              2005       2004    Change      2005       2004    Change
----------------------------------------------------    -------    -------  --------   -------    -------  ---------
RECONCILIATION OF COST RATIOS

REPORTED NONINTEREST EXPENSES                            4,652      3,967      17%     13,771     12,516      10%
DEDUCT:
  Compensation and benefits                              2,737      2,327      18%      8,375      7,632      10%
                                                        ------     ------   -----      ------     ------   -----
NON-COMPENSATION NONINTEREST EXPENSES                    1,915      1,640      17%      5,396      4,884      10%
                                                        ------     ------   -----      ------     ------   -----
ADD (DEDUCT):
  Restructuring activities                                (156)         -     N/M        (440)         -     N/M
  Goodwill impairment/impairment of intangibles              -          -     N/M           -          -     N/M
  Minority interest                                        (11)        (4)    157%        (32)        (4)    N/M
  Policyholder benefits and claims                         (11)       (31)    (65)%       (34)      (109)    (69)%
  Provision for off-balance sheet positions                 (4)        24     N/M           4         79     (95)%
                                                        ------     ------   -----      ------     ------   -----
NON-COMPENSATION OPERATING COST BASE                     1,733      1,630       6%      4,894      4,850       1%
                                                        ------     ------   -----      ------     ------    ----

Cost/income ratio                                         70.3%      78.5%   (8.2)ppt    72.1%      75.4%   (3.3)ppt
Underlying cost/income ratio                              72.7%      80.7%   (8.0)ppt    72.0%      77.2%   (5.2)ppt
Compensation ratio                                        41.4%      46.0%   (4.6)ppt    43.8%      46.0%   (2.2)ppt
Underlying compensation ratio                             44.5%      47.5%   (3.0)ppt    45.4%      47.2%   (1.8)ppt
Non-compensation ratio                                    28.9%      32.4%   (3.5)ppt    28.2%      29.4%   (1.2)ppt
Underlying non-compensation ratio                         28.2%      33.2%   (5.0)ppt    26.5%      30.0%   (3.5)ppt

RECONCILIATION OF PROFITABILITY RATIOS

NET INCOME                                                 991        680      46%      3,042      2,277      34%
ADD (DEDUCT):
  Reversal of 1999/2000 credits for tax rate changes       302          3      N/M        333        120     178%
  Cumulative effect of accounting changes, net of tax        -          -      N/M          -          -     N/M
                                                        ------     ------   -----      ------     ------   -----
ADJUSTED NET INCOME                                      1,293        683      89%      3,375      2,397      41%
                                                        ------     ------   -----      ------     ------   -----

AVERAGE SHAREHOLDERS' EQUITY                            28,610     26,557       8%     27,263     27,773      (2)%
ADD (DEDUCT):
  Average unrealized gains on securities available
  for sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes in
  Germany                                               (2,155)    (1,592)     35%     (1,780)    (1,697)      5%
  Average dividends                                       (769)      (400)     92%       (978)      (851)     15%
                                                        ------     ------   -----      ------     ------   -----
AVERAGE ACTIVE EQUITY                                   25,687     24,566       5%     24,505     25,225      (3)%
                                                        ------     ------   -----      ------     ------   -----

Return on average shareholders' equity (after tax)        13.9%      10.2%    3.7ppt     14.9%      10.9%    4.0ppt
Adjusted return on average active equity (after tax)      20.1%      11.1%    9.0ppt     18.4%      12.7%    5.7ppt

Pre-tax return on average shareholders' equity            26.3%      15.2%   11.1ppt     24.8%      17.9%    6.9ppt
Pre-tax return on average active equity                   29.2%      16.4%   12.8ppt     27.6%      19.7%    7.9ppt
Underlying pre-tax return on average active equity        24.5%      14.4%   10.1ppt     26.6%      17.9%    8.7ppt

Equity turnover (based on average shareholders'
equity)                                                   92.5%      76.2%   16.3ppt     93.4%      79.7%   13.7ppt
Equity turnover (based on average active equity)         103.0%      82.3%   20.7ppt    103.9%      87.8%   16.1ppt
Underlying equity turnover (based on average active
equity)                                                   95.7%      79.8%   15.9ppt    100.3%      85.4%   14.9ppt

Profit margin                                             28.4%      19.9%    8.5ppt     26.6%      22.5%    4.1ppt
Underlying profit margin                                  25.6%      18.0%    7.6ppt     26.5%      21.0%    5.5ppt

ppt - percentage points N/M - Not meaningful

IMPRESSUM

DEUTSCHE BANK AKTIENGESELLSCHAFT     CAUTIONARY STATEMENT REGARDING
TAUNUSANLAGE 12                      FORWARD-LOOKING STATEMENTS
GERMANY
60262 FRANKFURT AM MAIN
TELEPHONE: +49 69 9 10-00            This report contains forward-looking
DEUTSCHE.BANK@DB.COM                 statements. Forward-looking statements are
                                     statements that are not historical facts;
                                     they include statements about our beliefs
Investor Relations:                  and expectations. Any statement in this
in Frankfurt:                        presentation that states our intentions,
+49 69 9 10-3 80 80                  beliefs, expectations or predictions (and
db.ir@db.com                         the assumptions underlying them) is a
in New York:                         forward-looking statement. These statements
+1 212 250 71 25                     are based on plans, estimates and
                                     projections as they are currently available
The Interim Report on the Internet:  to the management of Deutsche Bank.
www.deutsche-bank.com/3Q2005         Forward-looking statements therefore speak
                                     only as of the date they are made,
                                     and we undertake no obligation to
                                     update publicly any of them in
                                     light of new information or future events.

                                     By their very nature, forward-looking
                                     statements involve risks and uncertainties.
                                     A number of important factors could
                                     therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.